SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Education Lending Group, Inc.
(Name of Subject Company)

CIT ELG Corporation
CIT Group Inc.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

28140A109
(CUSIP Number of Class of Securities)

Robert J. Ingato
Executive Vice President and General Counsel
1 CIT Drive
Livingston, New Jersey 07039
(973) 740-5000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Peter D. Lyons
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$377,398,083.15	$44,419.76

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $19.05, the per share tender offer price, by 19,810,923, the sum of the 17,832,052 currently outstanding shares of Common Stock sought in the Offer and the 1,978,871 shares of Common Stock subject to vested options and warrants as of December 31, 2004.
**	Calculated as 0.011770% of the transaction value.
|X|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: $44,419.76 Form or Registration No.: Schedule TO-T	Filing Party: CIT ELG Corporation Date Filed: January 14, 2005
[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
|X| third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

        This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on January 14, 2005, as amended and supplemented by Amendment No. 1 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on January 21, 2005 and February 1, 2005, respectively (as so amended and supplemented, the “Schedule TO”), by CIT ELG Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of CIT Group Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.001 per share, of Education Lending Group, Inc., a Delaware corporation (the “Company”), including the preferred share purchase rights issued pursuant to the Rights Agreement, dated January 4, 2005, between the Company and American Stock Transfer & Trust Company, as rights agent (together, the “Shares”), at a purchase price of $19.05 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2005 (the “Offer to Purchase”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

        Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 4. Terms of the Transaction

        The third sentence of the first paragraph under the subheading “Certain Projected Financial Data of the Company” on page 10 of the Offer to Purchase is hereby amended and restated in its entirety:

“The Company has advised Parent and Purchaser that these projections were prepared by the Company’s management based on numerous assumptions and the only material assumptions underlying these projections are the absence of any significant change in governmental regulation of the education lending industry and projections of loan originations.”

Item 11. Additional Information

        Item 11 of the Schedule TO is hereby amended and supplemented by including the following:

“Parent has been notified that its request for early termination of the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was granted, satisfying the HSR Condition to the Offer.”

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2005

CIT ELG CORPORATION
By:	/s/ Robert J. Ingato Name: Robert J. Ingato Title: Executive Vice President and General Counsel

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2005

CIT GROUP INC.
By:	/s/ Robert J. Ingato Name: Robert J. Ingato Title: Executive Vice President and General Counsel